EVOTEC SE

Essener Bogen 7

22419 Hamburg

Germany

November 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tracey Houser,

Brian Cascio,

Dillon Hagius,

Suzanne Hayes

Re:	Evotec SE

Registration Statement on Form F-1

File No. 333-260143

Dear Ms. Houser, Mr. Cascio, Mr. Hagius and Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time on November 3, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Sophia Hudson of Kirkland & Ellis LLP at (212) 446-4750 with any questions or comments with respect to this letter.

Sincerely,

EVOTEC SE

/s/ Dr. Werner Lanthaler
Dr. Werner Lanthaler
Chief Executive Officer

Via EDGAR

cc: Sophia Hudson, Kirkland & Ellis LLP